UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67283

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jiko Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

135 Main Street, Suite 1320
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Murray	(844) 999-0973	christopher@jiko.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Zak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jiko Securities Inc., as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Stephen Zak DD6ABD0EB6A145D...

Title: CCO

____
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jiko Securities Inc.

Report Pursuant to Rule 17a-5(d)
Financial Statement

For the year ended June 30, 2026

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 7

bakertilly

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Jiko Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jiko Securities Inc. (the Company) as of June 30, 2026, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
August 31, 2026

We have served as the Company's auditor since 2019.

Jiko Securities Inc.

Statement of Financial Condition
As of June 30, 2026

ASSETS	
Cash	$ 555
Cash and securities segregated under federal and other regulations (cash of $442,147 and securities with a fair value of $687,512)	1,129,659
Deposit with clearing organization	268,991
Receivable from clearing organization and custodial bank	1,320,905
Securities owned, at fair value	3,687,289
Management fees receivable	377,748
Other assets	859,176
TOTAL ASSETS	$ 7,644,323
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 140,225
Securities sold short, at fair value	1,522,645
Payable to related parties	62,750
Payable to customers	768,856
TOTAL LIABILITIES	2,494,476
STOCKHOLDER'S EQUITY	
Common stock (1,000 shares authorized, issued and outstanding at $.0001 par value)	-
Additional paid in capital	8,291,425
Accumulated deficit	(3,141,578)
TOTAL STOCKHOLDER'S EQUITY	5,149,847
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,644,323

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business
Jiko Securities, Inc. (the “Company") was incorporated in the state of Delaware on January 4, 2017. The Company is a wholly owned subsidiary of Jiko Group, Inc. (the Parent). The Company is a carrying introducing broker dealer registered with the Securities and Exchange Commission (“SEC”) and is registered with the Financial Industry Regulatory Authority (“FINRA”). The Company buys and holds defined U.S. Treasury notes on an omnibus basis for its customers and is not expected to carry any other type of securities. The Company received approval of the regulatory authorities on August 20, 2018. The Company began substantial operations in January 2019.

2. Summary of Significant Accounting Policies

a) Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. In addition, cash and restricted cash consist of “cash” and “cash segregated under federal and other regulations.” The Company has cash balances of $555 and restricted cash balances included in cash and securities segregated under federal and other regulations of $442,147, resulting in total cash and restricted cash shown on the statement of cash flows of $442,702.

c) Cash
Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

d) Restricted Cash
Restricted cash included in cash and securities segregated under federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under Rule 15c3-3 of the SEC. This cash is held within a special reserve bank account for the benefit of customers.

e) Financial Instruments Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

f) Revenue Recognition
The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). This standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgments - Revenue from contracts with customers includes management fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Management Fees - The Company buys and holds defined U.S. Treasury notes on an omnibus basis for its customers, a service that is provided on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are calculated daily, charged monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. The Company pays a portion of management fees to its referral partners, which are recorded as partner fee share on the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Service Income - The Company may charge implementation fees for onboarding services. These fees are recognized over the onboarding period as that is the period of time over which the customer receives the benefit of the onboarding services and the related performance obligations are satisfied.

The Company partners with third parties to refer customers to its platform, through which the Company trades customer monies into U.S. Treasury notes. In such instances, the Company is considered to be acting as a principal under ASC 606 as the Company believes it controls services before transferring to customers and therefore records management fee revenues and partner fee share expenses on a gross basis.

The economic conditions that impact the Company are primarily interest rates on U.S. Treasury Notes.

g) Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities and for operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of the current tax and/or benefit calculated is either remitted to or received from the Parent.

For the year ended June 30, 2026, the Company earned income from continuing operations before income taxes of approximately $2,058,246, all of which was domestic. The Company had no foreign income or loss. Federal, state, and foreign income tax expense or benefit for the year ended June 30, 2026 was $0.

The reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate for the year ended June 30, 2026 is as follows:

	Amount	Rate
U.S. federal statutory income tax benefit	$ 432,232	21.0%
State and local income tax, net of federal effect	-	0%
Changes in valuation allowances	(432,232)	-21.0%
Income tax expense / effective tax rate	-	0%

The valuation allowance increased by approximately $921,936 during the year ended June 30, 2026, primarily as a result of the increase in the Company's federal and California net operating loss carryforwards.

At June 30, 2026, the Company has federal and state net operating loss ("NOL") carryforwards of approximately $5,991,441 and $584,736, respectively. The federal NOL carryforwards expire after 20 years from affected tax year and may only be used to offset 80% of future taxable income and the amount of NOL generated. Carryforwards of NOL are subject to possible limitation should a change in ownership occur, as defined by Internal Revenue Code Section 382. The annual limitation may result in the expiration of the NOL carryforwards before utilization. As of June 30, 2026, approximately $9,000 of NOL carryforward will expire in 2037.

This method requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not a deferred tax asset will not be realized, a valuation allowance is established. The Company has experienced cumulative losses in recent years. Based on the weight of available positive and negative evidence, management concluded that it is more likely than not that the Company's deferred tax assets will not be realized and, accordingly, has recorded a full valuation allowance.

The Company's federal and state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's tax returns since June 30, 2022 remain open to review by the appropriate jurisdictions. There were no uncertain positions as of June 30, 2026.

h) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

i) Financial Assets and Allowance for Credit Losses

The Company follows the guidance in FASB ASC 326, *Financial Instruments - Credit Losses,* which requires an organization to measure all expected credit losses for financial assets, including receivables related to revenue from contracts with customers, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset.

The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company had no allowance for credit losses at June 30, 2026.

As of June 30, 2026 and 2025, the Company had receivables from clearing organizations and its custodial bank of $1,320,905 and $449,986 respectively.

The Company has accounts receivable from contracts with customers, recorded as management fees receivable, of $377,748 as of June 30, 2026. The Company had receivables from contracts with customers of $224,147 as of June 30, 2025, all of which were subsequently collected.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. As of June 30, 2026, management deemed that a valuation allowance was not needed.

j) Payable to Customers

Payable to customers represent free credit balances from customer funds on deposit and unsettled security transactions.

k) Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, engaged in a single line of business providing brokerage services. Using the management approach, and qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker (“CODM”) makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results, using net income that is also reported on the income statement as net income and excess net capital (Note 8). There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) and excess net capital in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company’s CODM is the CEO. All of the Company’s customers are based in the United States. The Company derived 49% of its revenue from one client. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

3. Valuation of Investments in Securities, at Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

3. Valuation of Investments in Securities, at Fair Value (Continued)

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

As of June 30, 2026, the Company owned $4,628,316 in U.S. government backed Treasuries (Level 1), of which $687,512 are segregated or set aside to satisfy the requirements of Rule 15c3-3 of the SEC and are included in Cash and securities segregated under federal and other regulations on the statement of financial condition. The Company had securities sold short (Level 1) in the amount of $1,522,645.

4. Deposit With Clearing Organization and Receivable from Clearing Organization and Custodial Bank
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing brokers. Payables due to and receivables due from its clearing broker are reconciled monthly and paid or received in the subsequent month. The Company is required to maintain deposits of $250,000 each at all times. As of June 30, 2026, the amount on deposit was $268,991, the balance receivable from the clearing firm was $497,445 of cash and $4,628,316 of U.S. Treasuries (see Note 3), while the balance receivable from the custodial bank was $823,460 of cash.

5. Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's cash is held at financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk related to its cash balances.

The Company is subject to market risk associated with any gains and losses on securities in the omnibus account based on market pricing when customers initiate sell orders in their accounts.

5. Concentrations of Credit Risk (Continued)
The Company's management fee revenue is charged to customers acquired through business partnerships as well as through institutional customers. As of June 30, 2026, four customers accounted for 64% of total sales. At June 30, 2026, two customers accounted for 30% of accounts receivable.

At June 30, 2026, two vendors accounted for 82% of accounts payable.

6. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Pursuant to a clearing agreement with Mirae Asset Securities (USA) Inc. ("Mirae"), the Company introduces all of its securities transactions to Mirae on an omnibus basis.

Under certain conditions, as defined in the omnibus clearing agreement, the Company has agreed to indemnify Mirae for losses, if any, which it may sustain from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and clearing broker monitor collateral on the Company's securities transactions and the corresponding receivables from the clearing broker comply with the provisions of the clearing agreement.

7. Related-Party Transactions
The Company has entered into an expense sharing agreement with Jiko Technologies, an affiliate of the Company. The terms of the expense sharing agreement are such that any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses are to be repaid to the affiliate at cost. The Company also pays an affiliate $10,000 per month in fixed fees for use of intellectual property and technology with total expenses to affiliate not to exceed total revenues of the Company in a given month. Expenses recorded for services provided on behalf of the Company were $753,000 for the year ended June 30, 2026. As of June 30, 2026, approximately $62,750 was due to the affiliate under the terms of the expense sharing agreement.

At June 30, 2026, $800,000 was held at Mid-Central National Bank, an affiliate of the Company via an account of the Parent, which is included in other assets.

8. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined in Rule 15c3-1.

At June 30, 2026, the Company had net capital and net capital requirements of $3,872,992 and $250,000, respectively.

9. Commitments and Contingencies
The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of June 30, 2026. The Company does not have any guarantees or other commitments as of June 30, 2026.